UTIX LTD (the "Company") an England & Wales Private Limited Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
UTIX LTD

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter

For additional information, please see UTIX Inc. financial statements and CPA review report at inception.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 3, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	5,814	6,069
Loan Receivable	597	1,019
VAT Receivable	42,426	19,590
Total Current Assets	48,837	26,677
TOTAL ASSETS	48,837	26,677
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Expenses	48,296	49,296
Liquidity Pool Obligation	9,712	-
Convertible Notes/Bonds - Related Parties	281,624	17,672
Notes Payable - Related Parties	92,787	142,305
Total Current Liabilities	432,419	209,273
TOTAL LIABILITIES	432,419	209,273
Commitments & Contingencies (See Note 4)		
EQUITY		
Capital Contributions, net	3,153	3,153
Accumulated Deficit	(386,735)	(185,749)
Total Equity	(383,582)	(182,596)
TOTAL LIABILITIES AND EQUITY	48,837	26,677

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	8,976	-
Cost of Revenue	-	-
Gross Profit	8,976	-
Operating Expenses		
Advertising and Marketing	-	2,415
General and Administrative	215,271	96,001
Rent and Lease	-	32,496
Total Operating Expenses	215,271	130,913
Operating Income (loss)	(206,295)	(130,913)
Other Income		
Other Income	5,309	17
Total Other Income	5,309	17
Earnings Before Income Taxes	(200,986)	(130,896)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(200,986)	(130,896)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(200,986)	(130,896)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Expenses	(999)	49,296
Other	(22,836)	(20,912)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(23,835)	28,384
Net Cash provided by (used in) Operating Activities	(224,822)	(102,512)
INVESTING ACTIVITIES		
Loan Receivable	422	(1,019)
Liquidity Pool	9,712	-
Net Cash provided by (used by) Investing Activities	10,133	(1,019)
FINANCING ACTIVITIES		
Proceeds from Notes/Bonds Payable - Related Parties	263,952	17,672
Proceeds from/(Repayments of) Loans Payable - Related Parties	(49,518)	88,774
Proceeds from Capital	-	3,153
Net Cash provided by (used in) Financing Activities	214,434	109,599
Cash at the beginning of period	6,069	-
Net Cash increase (decrease) for period	(255)	6,068
Cash at end of period	5,814	6,069

Statement of Changes in Shareholder Equity

	Ordinary Shares		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2023	100	-	-	(54,853)	(54,853)
Capital Contributions	-	-	3,153	-	3,153
Net Income (Loss)	-	-	-	(130,896)	(130,896)
Ending Balance 12/31/2023	100	-	3,153	(185,749)	(182,596)
Net Income (Loss)	-	-	-	(200,986)	(200,986)
Ending Balance 12/31/2024	100	-	3,153	(386,735)	(383,582)

UTIX LTD
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

UTIX LTD ("the Company") is a private limited company incorporated in the United Kingdom on December 30th, 2020. The is part of the broader UTIX group and offers secure, transparent, and decentralized solutions to modernize ticket sales and event access across the United States. The Company will focus on providing low-cost, fraud-resistant ticketing infrastructure to event organizers and consumers, leveraging proprietary smart contract technology and regulatory compliance across its operational jurisdictions.

The Company consolidates the financial results of UTIX Malta Limited, a Malta-incorporated entity originally formed to operate under the Malta Financial Services Authority's virtual financial assets framework, and UTIX Ticketing PLC, an England and Wales entity established in connection with a planned bond offering through the London Stock Exchange. As of the reporting date, both UTIX Malta Limited and UTIX Ticketing PLC are dormant and did not conduct material operations during the reporting period. All intercompany balances and transactions have been eliminated in consolidation.

A new U.S.-incorporated entity, UTIX Inc, is in the process of formation and is expected to become the parent company of UTIX LTD. As of the reporting date, UTIX Inc has not been incorporated and is therefore excluded from these consolidated financial statements.

The UTIX Inc. will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, UTIX Malta Limited, a Malta-incorporated entity and UTIX Ticketing PLC, an England and Wales Entity. All significant intercompany transactions are eliminated

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through ticketing transaction fees charged to event organizers for events hosted on its blockchain-based platform. The Company's performance obligation is satisfied when the ticket is successfully processed and issued to the customer. Revenue is recognized at the point of sale, net of refunds or cancellations. Payment is typically collected from the end-user at the time of purchase, with settlement to the organizer occurring after event completion, subject to withholding for fees. There are no significant financing components or variable consideration associated with these transactions. The Company does not act as an agent for event organizers but rather facilitates the sale through its proprietary platform. As such, all service fees collected are recognized as revenue by the Company. The Company does not typically offer refunds directly, though event organizers may request manual reversals. Revenue is reduced for any such refunds, which are generally immaterial. The Company had no deferred revenue or outstanding performance obligations at year-end.

Liquidity Pool Obligation

As of December 31st, 2024, the Company recorded a liability related to its participation in decentralized liquidity pools on the Solana blockchain, primarily through the Jupiter exchange. The Company contributed digital assets to these pools to support trading liquidity and mitigate price volatility of its native token.

These amounts are considered restricted and not available for general use. Withdrawal of these funds would materially impact the token's market functioning across exchanges. Accordingly, the obligation is classified as a liability and excluded from available liquid assets.

This obligation arises from the Company's operational requirement to provide token liquidity and does not represent a legal debt or contractual borrowing.

Smart Contract Asset – Restricted and Inaccessible Digital Assets

As of December 31, 2024, the Company identified approximately $1,106,683 in digital assets (ETH) held in a smart contract originally deployed as part of a regulated token sale under the Malta Virtual Financial Assets framework. These funds were intended to be withdrawn into the Company's multisignature Ethereum wallet; however, due to a coding oversight in the smart contract, the assets became locked and are currently inaccessible.

Despite being successfully raised and confirmed on the blockchain, the funds cannot be moved or withdrawn until a future Ethereum network upgrade enables technical recovery. Multiple independent technical teams have reviewed the contract and concluded that the assets are currently immovable. As such, management has determined that access to these funds is not probable and, accordingly, they have not been recognized as an asset in these financial statements. The Company continues to explore potential recovery options, but no timeline or assurance of success can be provided as of the reporting date.

All affected investors were informed of the situation, and there have been no refund demands, legal claims, or reputational consequences. Investors retained full access to the tokens they purchased, which remain usable on the platform and tradable on third-party exchanges. Additionally, the Company maintained sufficient capital outside of the token sale proceeds to continue product development and deployment. Many of the original token holders remain engaged and have expressed continued support, including anticipated participation in the Company's upcoming U.S.-based crowdfunding campaign.

VAT Receivable

As of December 31st, 2024, the Company recorded VAT tax receivables of $42,426, representing value-added tax paid on eligible goods and services in the United Kingdom. The Company is registered for VAT in the UK and expects to recover the input VAT through future claims with HM Revenue & Customs (HMRC). The receivable is classified as a current asset, as the Company anticipates recovery within 12 months. Management regularly evaluates the collectability of VAT receivables and, based on its assessment, has not recorded an allowance for doubtful amounts as of the reporting date.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are England and Wales. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has issued a bond through the London Stock Exchange, which is currently intended to convert into equity totaling approximately $4,906 as of December 31st, 2024. The bond will be converted into UTIX Inc. equity. Management intends to potentially discontinue the bond offering in favor of crowdfunding equity. The bond carries no interest and is expected to be converted to equity upon completion of the planned corporate restructuring.

The Company entered into entered into a convertible loan agreement with a related party controlled by the Company's director resulting in a loan balance of approximately $276,718 as of December 31st, 2024. The loan is non-interest-bearing, unsecured, and repayable in equity at the option of the holder upon a qualifying financing or IPO. The loan does not carry a maturity date or payment schedule unless converted.

The Company's directors provided personal funding to the Company resulting in a loan balance of approximately $23,188 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

The Company had an outstanding loan from a related party entity resulting in a loan balance of approximately $51,591 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

In 2024, a shareholder loaned the Company amounts resulting in a balance of approximately $18,018 as of December 31st, 2024. The loan is non-interest-bearing and is due on demand.

An Company made payments on behalf of a related party entity resulting in a receivable of $597 and $1,019 as of December 31st, 2024 and 2023, respectively. The payable does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	$374,411
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

As of December 31st, 2024 and 2023, the Company is incorporated as a private limited company under UK law with issued ordinary shares. The Company's articles of association indicate that the shareholders are limited in liability to the unpaid amount on their shares, if any. The Company has 100 ordinary shares issued and outstanding as of year-end. There are no stated classes of preferred or restricted shares.

The Company's shareholders are also its directors, and no external investors are party to shareholder agreements as of the reporting date. The shareholders' equity consists solely of share capital and retained earnings.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 3, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.